SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: May 18, 2004

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA STR.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

         On May 17, 2004, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the “Company”) announced unaudited first quarter results for 2004 in accordance with Russian accounting legislation (RAS). A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2004	By: /signed/ Vladimir I. Androsik Name: Vladimir I. Androsik Title: Deputy General Director - Finance Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the press release announced unaudited first quarter results for 2004 in accordance with Russian accounting legislation (RAS).

Exhibit 99

For immediate release

ROSTELECOM REPORTS FIRST QUARTER 2004 RAS NET PROFIT INCREASE OF 125.1% TO RUR 2,809.8 MILLION

  Revenue for the first quarter of 2004 increased by 38.9% and totaled RUR 8,839.0 million. Excluding the effect of the introduction of the new settlement system, revenue grew by 17.0%1 to RUR 7,445.3 million;
  Domestic long-distance traffic grew by 10.3%2, outgoing international traffic by 14.7% and incoming international traffic by 38.9%;
  Operating profit increased by 44.9% year-on-year to RUR 3,214.1 million;
  Net profit totaled RUR 2,809.8 million, a year-on-year increase of 125.1%.

Moscow – May 17, 2004 – Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national long-distance telecommunications operator, today announced unaudited first quarter results for 2004 in accordance with Russian accounting legislation (RAS).

Domestic long-distance (DLD) traffic increased by 10,3% year-on-year and totaled 2,194,3 million minutes. First quarter 2004 DLD revenues grew 80.4% year-on-year to RUR 4,204.2 million. Excluding the effect of the introduction of the new settlement system, DLD revenues increased by 20.6% year-on-year to RUR 2,810.6 million.

Outgoing international long-distance (ILD) traffic grew 14.7% to 353.9 million minutes. ILD revenues from Russian clients for the first three months 2004 increased by 12.2% year-on-year and totaled RUR 2,091.5 million.

First quarter 2004 incoming ILD traffic surged 38.9% year-on-year to 367.4 million minutes, reflecting Rostelecom's growing market share. Revenues from international operators for telephone traffic termination increased by 5.5% year-on-year and totaled RUR 992.0 million.

Total revenues from Moscow subscribers for the first three months of 2004 increased by 10.3% on traffic growth of 3.3% year-on-year, due to tariff rebalancing initiatives undertaken in 2003.

First quarter 2004 total revenue amounted to RUR 8,839.0 million, an increase of 38.9% year-on-year. Excluding the effect of the introduction of the new settlement system, revenue grew by 17.0% year-on-year and amounted to RUR 7,445.3 million.

Rostelecom's operating expenses for the first quarter 2004 amounted to RUR 5,624.9 million, a 35.7% increase year-on-year, mainly due to higher payments to operators. Excluding the effect of the introduction of the new settlement system, operating expenses grew by 2.1% and totaled RUR 4,231.2 million.

As a result EBITDA3 was RUR 3,759.8 million, an increase of 19.4% year-on-year.

Depreciation charges declined by 41.4% year-on-year to RUR 545.7 million as ownership rights on previously leased assets were transferred to Rostelecom and the Company ceased to apply accelerated depreciation method to these assets.

Operating profit amounted to RUR 3,214.1 million, a 44.9% increase year-on-year.

[1]

Rostelecom financial results for the first three months 2004 take into account the introduction of the new settlement system for domestic long-distance traffic transit from August 1, 2003. In order to ensure comparability, this press-release also contains figures for the first three months 2004 in accordance with the old settlement system.

[2]	All traffic data provided in the press-release is preliminary.
[3]	EBITDA is calculated as total revenues less operating costs excluding depreciation.

The result from other operating activities for the first quarter 2004 totaled RUR 513.3 million compared to RUR (443.1) million for the first three months 2003. This positive trend is attributable to the increased market value of the Company's financial investments, including Rostelecom's stake in Golden Telecom, Inc., acquired as a result of the sale of a 50% interest in Sovintel in 2002. The positive effect from the revaluation of the Company's financial investments totaled RUR 639.7 million.

The result from other non-sales activities amounted to RUR (9.8) million compared to RUR 19.2 million for the first three months 2003.

As a result, the first quarter 2004 net profit totaled RUR 2,809.8 million, an increase of 125.1% year-on-year. In addition to improved business indicators, the net profit was positively effected by significantly lower depreciation charges and income from the revaluation of the Company's financial investments.

In the first quarter of 2004 the Company finalized the restructuring of its leasing obligations to RTC-Leasing. As a result of the restructuring and partial redemption, leasing obligations, which totaled RUR 6,118.7 as of December 31, 2003 amounted to RUR 0 as of March 31, 2004. Part of the obligations in the amount of RUR 2,350.2 was converted into a long-term loan, which was transferred by RTC-Leasing to Westelcom, a 100% owned subsidiary of Rostelecom.

Thus, at the moment Rostelecom has no obligations to RTC-Leasing.

Profit and Loss Statement, RUR Million

	3 mo 2003	3 mo 2004	% change, y-o-y

Revenue	6,362.8	8,839.0	38.9%
Revenue (excluding the effect of the new settlement system)	6,362.8	7,445.3	17.0%
Operating expenses	(4,145.2)	(5,624.9)	35.7%
Operating expenses (excluding the effect of the new
settlement system)	(4,145.2)	(4,231.2)	2.1%
Depreciation	(931.3)	(545.7)	-41.4%
EBITDA	3,148.8	3,759.8	19.4%
Operating profit	2,217.5	3,214.1	44.9%
Results from other operating activities	(443.1)	513.3	n/a

Profit from revaluation of financial investments	-	639.7	n/a

Results from other non-sales activities	19.2	(9.8)	n/a
Profit before tax	1,793.6	3,717.6	107.3%
Profit tax	(538.5)	(907.4)	68.5%
Extraordinary items	(7.0)	(0.4)	-94.3%
Net Profit	1,248.0	2,809.8	125.1%

Key Ratios

	3 mo 2003	3 mo 2004

Operating margin, %	34.9%	36.4%
EBITDA margin, %	49.5%	42.5%*
Net margin, %	19.6%	31.8%

*	EBITDA margin decline was mainly due to the introduction of the new settlement system.

Balance Sheet, RUR Million

	01.01.2004	31.03.2004	% change, y-o-y

ASSETS
Non-current assets, incl.	24,029.1	24,811.4	3.3%
Intangible assets	0.019	0.019	0.0%
Fixed assets	15,143.3	14,643.3	-3.3%
Construction in progress	4,515.4	5,143.2	13.9%
Long-term financial investments	3,971.4	4,632.6	16.6%
Deferred tax assets	-	-	n/a
Other non-current assets	398.9	392.3	-1.7%
Current assets, incl	19,889.8	18,319.2	-7.9%
Inventory	730.2	693.8	5.0%
VAT on obtained property	1,870.2	1,242.2	-33.6%
Accounts receivable	8,826.8	9,831.6	11.4%
Short-term financial investments	6,627.5	4,220.6	-36.3%
Cash and cash equivalents	1,835.1	2,330.8	27.0%
Other current assets	0.022	0.086	290.9%

BALANCE	43,918.9	43,130.6	-1.8%

SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity	26,463.8	29,253.8	10.5%
Liabilities, incl	17,455.1	13,876.8	-20.5%
Long-term liabilities	5,201.0	5,075.2	-2.4%

Loans due more than in 12 months	2,124.0	4,224.5	98.9%

Leasing obligations	2,350.2	-	-100.0%
Short-term liabilities	12,254.1	8,801.6	-28.2%

Loans due less than in 12 months	1,715.7	1,835.5	7.0%

Leasing obligations	3,768.5	-	-100.0%

BALANCE	43,918.9	43,130.6	-1.8%

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact

Rostelecom PR and IR Department
Tel.: +7 095 973 9920
Fax: +7 095 787 2850
E-mail: inet-ad@hq.rt.ru